Exhibit 99.1

PRESS RELEASE

Contacts:

Martin C. Cunningham	Keith R. Knox
Chairman & CEO	President
201-216-0100	201-216-0100

FOR IMMEDIATE RELEASE	August 12, 2008

HUDSON HOLDING CORPORATION’S REVENUES INCREASE 25%

Jersey City, NJ, August 12, 2008: Hudson Holding Corporation (OTC Bulletin Board: HDHL.OB-News) announced that it filed its results for the fiscal quarter ended June 30, 2008 with the Securities and Exchange Commission today.

	Three Months Ended
	June 30,
(unaudited)	2008	2007

Commissions and fees	$4,245,453	$905,526
Trading gains, net	3,517,887	5,397,962
Interest and other income	300,353	121,913
Total revenues	$8,063,693	$6,425,401

Net loss	$(842,654)	$(155,418)
Basic and diluted EPS	$(0.02)	$(0.00)

Total revenues increased 25% for the three months ended June 30, 2008, to approximately $8.1 million from $6.4 million during the same period in the prior fiscal year. Commission revenues increased 369% for the three months ended June 30, 2008, to approximately $4.2 million from $0.9 million during the same period in the prior fiscal year, primarily due to a significant expansion of our institutional sales effort. Net trading gains decreased 35% for the three months ended June 30, 2008, to approximately $3.5 million from $5.4 million during the same period in the prior fiscal year, due to a general decline in market activity associated with recent economic and market conditions. The net loss increased to approximately $0.8 million for the three months ended June 30, 2008, from a $0.2 million loss during the same period in the prior fiscal year. The results for the three months ended June 30, 2008 include approximately $1.0 million of pre-tax charges associated with the recruitment and retention of certain employees, directors and consultants, compared to a negligible amount for the same period in the prior year.

	June 30,	March 31,
	2008	2008
	(unaudited)
Hudson Holding Corporation
Stockholders' equity	$15,619,443	$12,075,398
Total assets	$21,671,478	$17,323,538

Hudson Securities, Inc.
Net capital	$7,177,095	$4,870,737
Excess net capital	$6,177,095	$3,870,737

The Company previously announced that on June 20, 2008 it closed on a private placement of $4 million of securities, with net proceeds to Hudson of approximately $3.9 million after deducting offering costs. In connection with the financing, Hudson issued 8,000,000 shares of common stock plus a warrant to purchase an additional 4,000,000 shares of common stock anytime during the succeeding five years at a price of $0.75 per share. The Company intends to use the proceeds to further strengthen its balance sheet and regulatory capital, plus to facilitate incremental revenue generation, through the acquisition of complementary businesses and/or additional recruitment. See our Form 8-K filed on June 24, 2008 for additional details.

“We’re pleased to have completed this private placement” said Marty Cunningham, Hudson’s Chairman and Chief Executive Officer. “This reserve of capital will permit us to take advantage of strategic opportunities that may arise in this difficult market environment” Mr. Cunningham continued. “Our goal continues to be to grow revenues and eventually generate profits by reaching a certain critical mass and achieving economies of scale.”

Hudson Holding Corporation is a holding company and is the parent of Hudson Securities, Inc. and Hudson Technologies Inc.. Hudson Securities is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. and. meets the liquidity needs of brokers, dealers, institutions, and asset managers, including by making markets in over 9,000 Nasdaq, non-Nasdaq OTC, listed and foreign securities, with particular expertise in trading mid cap, small cap, and micro cap stocks. Hudson Technologies provides technology services to Hudson Securities and client companies.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

HUDSON HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended June 30,
	2008	2007
Revenues:
Commissions and fees	$4,245,453	$905,526
Trading gains, net	3,517,887	5,397,962
Interest and other income	300,353	121,913

	8,063,693	6,425,401

Expenses:
Salaries and related costs (1)	2,161,560	1,130,459
Commissions, execution and clearing charges	4,461,577	3,286,916
Communications	1,371,365	1,235,172
Occupancy	277,257	366,461
Professional fees (2)	573,514	268,830
Business development	204,147	136,856
Other	340,140	196,016

	9,389,560	6,620,710

Loss before income tax benefit	(1,325,867)	(195,309)
Income tax benefit	(483,213)	(39,891)

Net loss	$(842,654)	$(155,418)

Loss per share – basic and diluted	$(0.02)	$(0.00)

Weighted average number of shares outstanding - basic and diluted	37,942,768	36,725,185

	Three Months Ended June 30,
	2008	2007
(1) Includes the following amounts related to the recruitment and retention of employees:

Stock-based compensation	$261,037	$45,341
Recruitment incentives	583,375	-
	$844,412	$45,341

(2) Includes the following amounts related to the retention of directors and consultants:

Stock-based compensation	$166,292	$-
	$166,292	$0

HUDSON HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL CONDITION

	June 30,	March 31,
	2008	2008
	(unaudited)
ASSETS

Cash and cash equivalents	$5,086,709	$6,172,348
Cash - restricted	247,489	245,505
Receivable from clearing broker	5,600,584	2,475,575
Securities owned, at fair value	3,882,203	2,423,257
Income taxes receivable	419,040	419,041
Furniture, equipment, capitalized software and leasehold improvements, net	1,056,960	959,733
Deferred tax assets	1,224,000	705,000
Other assets	524,078	409,289
Prepaid compensation	2,519,236	2,402,611
Goodwill	1,111,179	1,111,179

	$21,671,478	$17,323,538

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Securities sold, but not yet purchased, at fair value	$3,291,282	$2,778,081
Commissions payable	1,046,186	1,070,511
Accrued expenses and other liabilities	1,714,567	1,399,548

Total liabilities	6,052,035	5,248,140

Commitments and contingencies

Stockholders' equity:

Preferred stock, $.001 par value; 1,000,000 shares authorized, none issued	-	-
Common stock, $.001 par value; 100,000,000 shares authorized; 53,486,851 shares issued (includes 8,361,666 unvested restricted shares) and 45,125,185 shares outstanding at June 30, 2008, and 45,086,851 shares issued (includes 8,361,666 unvested restricted shares) and 36,725,185 shares outstanding at March 31, 2008	45,125	36,725
Additional paid-in capital	17,009,599	12,631,300
Accumulated deficit	(1,435,281)	(592,627)

Total stockholders' equity	15,619,443	12,075,398

	$21,671,478	$17,323,538